UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange of 1934
(Amendment No. 1)*
Teléfonos de México S.A.B. de C.V.

(Name of Issuer)
L Shares, without par value
A Shares, without par value
American Depositary Shares each representing 20 L Shares
American Depository Shares each representing 20 A Shares

(Title of Class of Securities)
No CUSIP for the L Shares
No CUSIP for the A Shares
The CUSIP for the American Depositary Shares representing L Shares is 879403780
The CUSIP for the American Depositary Shares representing A Shares is 879403400

(CUSIP Number)
Wayne A. Wirtz, Esq.
AT&T Inc.
208 S. Akard St.
Dallas, Texas 75202
Telephone Number: 210-281-4105
Wayne A. Wirtz, Esq.
AT&T International, Inc.
208 S. Akard St.
Dallas, Texas 75202
Telephone Number: 210-281-4105

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 29, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:
For the L Shares, none.
For the A Shares, none.
For the American Depositary Shares representing L shares, 879403780.
For the American Depositary Shares representing A shares, 879403400.

1	NAME OF REPORTING PERSON AT&T Inc. (formerly known as SBC Communications, Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 A Shares and 1,799,453,534 L Shares[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0 A Shares and 1,799,453,534 L Shares[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 A Shares and 1,799,453,534 L Shares[2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% of A Shares and 15.67% of L Shares[3]

14	TYPE OF REPORTING PERSON

HC

[1]	See the Schedule 13D filed on June 20, 2008, by AT&T Inc. and AT&T International, Inc. (the “Original 13D”) for an explanation of the number of shares included in this amount. The amount of 2,523,332,176 set forth in footnote 1 of the Original 13D is amended to be increased to 2,676,965,476 based upon (i) 9,683,980,791 L Shares outstanding, (ii) 8,114,596,082 AA Shares outstanding and (iii) 392,308,487 A Shares outstanding, each as of April 29, 2010, as reported by the Mexican Stock Exchange.

[2]	See the Original 13D for an explanation of the number of shares included in this amount. The amount of 7,252,832,176 set forth in footnote 2 of the Original 13D is amended to be increased to 7,487,465,476 based upon (i) 9,683,980,791 L Shares outstanding, (ii) 8,114,596,082 AA Shares outstanding and (iii) 392,308,487 A Shares outstanding, each as of April 29, 2010, as reported by the Mexican Stock Exchange.

[3]	See the Original 13D for an explanation of the percentages included in this amount. The amount of 61.08% set forth in footnote 3 of the Original 13D is amended to be increased to 65.16%, and the amount of 21.69% is amended to be increased to 23.45% based upon (i) 9,683,980,791 L Shares outstanding, (ii) 8,114,596,082 AA Shares outstanding and (iii) 392,308,487 A Shares outstanding, each as of April 29, 2010, as reported by the Mexican Stock Exchange

CUSIP No.:
For the L Shares, none.
For the A Shares, none.
For the American Depositary Shares representing L shares, 879403780.
For the American Depositary Shares representing A shares, 879403400.

1	NAME OF REPORTING PERSON AT&T International, Inc. (formerly known as SBC International, Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 A Shares and 1,799,453,534 L Shares[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0 A Shares and 1,799,453,534 L Shares[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 A Shares and 1,799,453,534 L Shares[5]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% of A Shares and 15.67% of L Shares[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

[4]	See the Original 13D for an explanation of the number of shares included in this amount. The amount of 2,523,332,176 set forth in footnote 4 of the Original 13D is amended to be increased to 2,676,965,476 based upon (i) 9,683,980,791 L Shares outstanding, (ii) 8,114,596,082 AA Shares outstanding and (iii) 392,308,487 A Shares outstanding, each as of April 29, 2010, as reported by the Mexican Stock Exchange.

[5]	See the Original 13D for an explanation of the number of shares included in this amount. The amount of 7,252,832,176 set forth in footnote 5 of the Original 13D is amended to be increased to 7,487,465,476 based upon (i) 9,683,980,791 L Shares outstanding, (ii) 8,114,596,082 AA Shares outstanding and (iii) 392,308,487 A Shares outstanding, each as of April 29, 2010, as reported by the Mexican Stock Exchange.

[6]	See the Original 13D for an explanation of the percentages included in this amount. The amount of 61.08% set forth in footnote 6 of the Original 13D is amended to be increased to 66.97%, and the amount of 21.69% is amended to be increased to 23.45% based upon (i) 9,683,980,791 L Shares outstanding, (ii) 8,114,596,082 AA Shares outstanding and (iii) 392,308,487 A Shares outstanding, each as of April 29, 2010, as reported by the Mexican Stock Exchange.

     This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2008 by AT&T Inc. (“AT&T”) and AT&T International, Inc. (“AT&TI,” and, together with AT&T, the “Reporting Persons”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original 13D. Information about Carso Global Telecom, S.A.B. de C.V. (“CGT”) is based in part on that Schedule 13D filed on behalf of Carlos Slim Helú, his family, and certain related trusts on February 6, 1998, as amended and supplemented through Amendment No. 42, filed on January 13, 2010, thereto (the “Slim 13D”) and the Form 20-F filed by the Issuer on May 29, 2009 (the “20-F”). Except as expressly amended and supplemented by this Amendment, the Original 13D is not amended or supplemented in any respect.
Item 2. Identity and Background.
     Item 2 of the Original 13D is hereby amended and supplemented as follows:
     (a) and (b) The principal office and principal place of business of AT&T and AT&TI is 208 S. Akard St., Dallas, Texas, 75202, USA.
     (c) The name and principal occupation of each executive officer and director of AT&T and AT&TI are set forth in Exhibit I hereto and incorporated herein by reference. The principal business address for the named individuals on Exhibit I is 208 S. Akard St., Dallas, Texas, 75202, USA. Exhibit I amends and replaces the previously filed Exhibit I in the entirety.
     (f) Each executive officer and director of the Reporting Persons is a citizen of the United States other than Mr. Chico Pardo, who is a citizen of Mexico.
Item 4. Purpose of Transaction.
     Item 4 of the Original 13D is hereby amended and supplemented as follows:
     On January 13, 2010, América Móvil, S.A.B. de C.V. (“América Móvil”) announced that it intends to launch an offer for the exchange or purchase of all of the shares of Telmex Internacional S.A.B. de C.V. (“Telmex Internacional”) that are not owned by CGT (the “Offer”), pursuant to which the holders of shares of Telmex Internacional may elect to receive, for each share of Telmex Internacional tendered in the Offer, either (i) 0.373 L Shares of América Móvil or (ii) 11.66 pesos.
     The Reporting Persons intend to tender all of their shares in Telmex Internacional in the Offer in exchange for L Shares of América Móvil. As a result, based on the exchange ratio proposed by América Móvil in the January 13 announcement, the Reporting Persons expect that, following the consummation of the Offer, their beneficial ownership in América Móvil’s L Shares would increase from 2,869,670,964 shares to 3,540,867,132 shares, and their beneficial ownership of Telmex Internacional’s shares would decrease to zero.
     Upon the settlement of the Offer, AT&TI may make market purchases of a number of additional shares and/or ADS of América Móvil with a market value of up to an aggregate of $600 million in order to maintain the percentage ownership of América Móvil that the Reporting Persons held prior to the completion of the Offer. Such purchases may be funded with the proceeds of market sales of shares and/or ADS in the Issuer beneficially owned by the Reporting Persons with a market value of up to an aggregate of $600 million.
     América Móvil also announced on January 13, 2010 its intention to launch an exchange offer to the shareholders of CGT pursuant to which América Móvil will offer to exchange 2.0474 América Móvil L shares for each Series A1 share of CGT tendered (the “CGT Offer” and together with the Offer, the “Offers”). According to the amended Slim 13-D, if the CGT shareholders tender all of their Series A1 shares in the CGT Offer, América Móvil will beneficially own 73.9% of the issued and outstanding AA Shares and through its control of CGT and indirect ownership of AA shares may be deemed to control the Issuer.
     A copy of América Móvil’s announcement of its intent to launch its Offers was filed by América Móvil with the Commission on January 14, 2010 on Form 425 and a number of subsequent filings on Form 425 describing the Offers have been made by América Móvil with the Commission prior to the date hereof. The description of the Offers contained herein is qualified in its entirety by such filings and any subsequent filings by América Móvil with the Commission.

Item 5. Interest in Securities of the Issuer.
     All changes reflected on the cover pages to this Amendment are the result of transactions reported in the Slim 13D and/or changes in outstanding shares reported by the Mexican Stock Exchange. In connection therewith, Item 5 of the Original 13D is hereby amended and supplemented as follows:
(a) The percentage of L Shares (including L Shares ADS) of the Issuer beneficially owned by each of AT&T and AT&TI is amended from 14.73% to 15.67%.
     The percentage of A Shares (including A Shares ADS) of the Issuer, which, to the knowledge of the Reporting Persons, are beneficially owned by CGT is amended from 21.69% to 23.45%.
     The number and percentage of L Shares (including L Shares ADS) of the Issuer, which, to the knowledge of the Reporting Persons, are beneficially owned by CGT are amended from 9,032,956,628 to 9,286,919,010 and from 60.63% to 65.16%, respectively.
(b) The numbers of L Shares (including L Shares ADS) of the Issuer, which, to the knowledge of the Reporting Persons, CGT has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, are amended from 9,032,956,628 to 9,286,919,010, and from 9,032,956,628 to 9,286,919,010, respectively.
(c) Exhibit II sets forth any transactions in A Shares, L Shares, A Share ADS and L Share ADS effected during the past sixty days by the Reporting Persons.
Item 7. Material to be Filed as Exhibits.

Exhibit	Description
I	Directors and Offices of the Reporting Persons

II	Transactions in A Shares, L Shares, A Shares ADS and L Shares ADS

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.
Dated: April 30, 2010
AT&T Inc.

By:	/s/ Jonathan P. Klug
	Name:	Jonathan P. Klug
	Title:	Senior Vice President and Treasurer

AT&T International, Inc.

By:	/s/ Jonathan P. Klug
	Name:	Jonathan P. Klug
	Title:	Vice President and Treasurer